SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Prices Global Notes

Rio de Janeiro, October 23, 2009 – PETRÓLEO BRASILEIRO S/A – PETROBRAS announces the pricing of 10-year notes and 30-year notes issued by its wholly owned subsidiary Petrobras International Finance Company (“PifCo”) in a multi-tranche SEC-registered offering.

The terms of the 2020 Notes are as follows:

  Issue: 5.75% PifCo Global Notes due 2020
  Amount: US$2,500,000,000
  Coupon: 5.75%
  Interest Payment Dates: January 20 and July 20 of each year, commencing on January 20, 2010
  Yield to Investors: 5.875%
  Maturity: January 20, 2020
  Ratings: Baa1 (Moody’s); BBB - (S&P); BBB (Fitch)

The terms of the 2040 Notes are as follows:

  Issue: 6.875% PifCo Global Notes due 2040
  Amount: US$1,500,000,000
  Coupon: 6.875%
  Interest Payment Dates: January 20 and July 20 of each year, commencing on January 20, 2010
  Yield to Investors: 7.00%
  Maturity: January 20, 2040
  Ratings: Baa1 (Moody’s); BBB - (S&P); BBB (Fitch)

Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc. and Santander Investment Securities Inc. are the joint lead managers for the transaction and BB Securities Ltd. and SG Americas Securities, LLC are the co-managers. Closing is expected to occur on October 30, 2009.

In accordance with the 2009-2013 Business Plan, Petrobras will use the proceeds of this multi-tranche offering to repay the bridge loans incurred at the beginning of this year, and for general corporate purposes. Including this offering, Petrobras will have raised a total of U.S.$6.75 billion in the international capital markets in 2009.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering is being made only by means of a prospectus supplement and the accompanying prospectus, a copy of which may be obtained by contacting Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, at 1-877-858-5407, toll free in the United States; HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, New York 10018, collect at 1-212-525-4102; J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017, at 1-866-846-2874, toll free in the United States; or Santander Investment Securities Inc., 45 East 53rd Street, New York, New York 10022, collect at 1-212-407-0995.

Alternatively, the prospectus and prospectus supplement may be obtained by visiting EDGAR on the SEC Web site at http://www.sec.gov/.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.